Exhibit No. 2.2.

Form of Agreement Re Step In Rights of Kaupulehu Developments dated February 13, 2004.

AGREEMENT RE STEP IN RIGHTS OF
KAUPULEHU DEVELOPMENTS UNDER LOT 4A LEASE

THIS AGREEMENT RE STEP IN RIGHTS OF KAUPULEHU DEVELOPMENTS UNDER LOT 4A LEASE (the “Agreement”) is made and effective this 13th day of February, 2004, by and among CHARLES NAINOA THOMPSON, DIANE JOYCE PLOTTS, ROBERT KALANI UICHI KIHUNE, JAMES DOUGLAS KEAUHOU ING and CONSTANCE HEE LAU, as TRUSTEES OF THE ESTATE OF BERNICE PAUAHI BISHOP, a charitable educational trust, whose principal place of business and post office address is Kawaiahao Plaza, 567 South King Street, Suite 200, Honolulu, Hawaii 96813 (“KS”), WB KD ACQUISITION, LLC, a Delaware limited liability company, whose business and post office address is 13155 Noel Road/LB 54, Suite 2400, Dallas, Texas 75240 (“Developer”), FARALLON ENCLAVE, LLC, a Delaware limited liability company (“Developer’s Mortgagee”), and KAUPULEHU DEVELOPMENTS, a Hawaii general partnership, whose business and post office address is 1100 Alakea Street, Suite 2900, Honolulu, Hawaii 96813 (“KD”). KS, Developer and KD are referred to individually or collectively below as the “Party” or the “Parties”.

RECITALS:

A.            KD currently leases certain real property from KS under Bishop Estate Lease No. 12,260 dated April 14, 1961 (“KD Lease”).

B.            KD has contracted to sell its leasehold interest in a certain portion of the real property covered by the KD Lease (“Lot 4A”), to Developer, pursuant to the terms of a Purchase and Sale Agreement dated February 13, 2004, between KD and Developer (“Purchase Agreement”).

C.            At the closing under the Purchase Agreement, KD will execute a partial cancellation and surrender of the KD Lease with respect to its right, title and interest in Lot 4A and KS shall immediately thereafter issue a lease of Lot 4A to Developer as lessee (“Lot 4A Lease”).

D.            Notwithstanding such partial cancellation and surrender of the KD Lease by KD, and the issuance of the Lot 4A Lease to Developer, KD shall retain certain rights in Lot 4A as set forth in this Agreement.

E.             Developer’s Mortgagee is contemplating making a loan to Developer which will be secured by Developer’s interest in the Lease.

F.             Capitalized terms not otherwise defined herein shall have the meanings given them in the Lot 4A Lease.

AGREEMENT:

NOW THEREFORE, in consideration of the covenants, obligations and conditions set forth in this Agreement, the parties agree as follows:

1.             Right to Assignment of Lot 4A Lease.

a.             If Developer (i) fails to satisfactorily comply with the conditions described in Article I, Section 3.a of the Lot 4A Lease by the Satisfaction Date or (ii) elects to terminate its performance under the Lot 4A Lease by delivering the notice described in Article I, Section 3.b of the Lot 4A Lease to KS by the Satisfaction Date, then and provided that Developer is not then in default under the Lot 4A Lease (if Developer is in default under the Lot 4A Lease, then the provisions of Section 2 below shall apply instead of this Section 1), then KD shall have the right to proceed with the development of Lot 4A and to succeed to Developer’s rights under the Lot 4A Lease, by delivering written notice of such election (the “Notice”) to KS and Developer within ninety (90) days following the Satisfaction Date.

b.             Within ninety (90) days following delivery of the Notice, (i) Developer shall assign to KD, all of its right, title and interest in the Lot 4A Lease, together with all rights and entitlements necessary or useful in connection with the further development of Lot 4A in accordance with the Concept Plan, and delegate to KD all of its obligations under the Lot 4A Lease arising and accruing from and after the date of assignment, (ii) Developer shall deliver to KD, without cost or charge, copies of all material plans, specifications, permits and studies in its possession or control prepared by or for Developer with respect to Lot 4A or any part thereof, (iii) Developer shall quitclaim to KD, Developer’s right, title and interest in all Improvements on Lot 4A by whomsoever made, (iv) KD shall have satisfactorily complied with the conditions described in Article I, Section 3.a of the Lot 4A Lease, and (v) KD shall deliver to KS and Developer a written agreement to assume, perform and faithfully observe for the remainder of the Term all of the covenants and conditions to be performed and observed by the lessee under the Lot 4A Lease (including, but not limited to, the payment to KS of all rent, fee purchase payments and other charges therein required to be paid) and such agreement shall include a release by KD of all claims against KS arising under the Lot 4A Lease prior to such assumption.  The assignment of the Lot 4A Lease by Developer to KD shall be by quitclaim, subject only to: (i) items of record shown on the Title Report, (ii) matters affecting title to Lot 4A as of the day prior to the Closing Date, (iii) such other reasonable covenants, conditions, easements and other reservations as may be appropriate for the development, use and operation of the Increment 1 Property in a manner substantially consistent with the Lot 4A Lease and the Concept Plan (and provided that the same have no material adverse impact on the Increment 2 Property except as contemplated by the Lot 4A Lease or the Concept Plan), but not including any mortgage or other monetary lien, and (iv) to such other encumbrances as may have been consented to by KD in writing.

c.             Upon satisfaction of the foregoing conditions, KS and KD shall amend the Lot 4A Lease (i) to provide that a default under the Lot 4A Lease shall constitute a default under the KD Lease and a default under the KD Lease shall constitute a default under the Lot 4A Lease, (ii) to terminate KD’s rights under Article I, Sections 3.c and 3.d of the Lot 4A Lease, and (iii) to give Developer the right to enter Lot 4A during the period that KD is the lessee under the

Lot4A Lease, in order to comply with and satisfy all requirements and obligations contained Exhibit I of the Lot 4A Lease.

d.             If (i) KD does not timely deliver the Notice within the time period specified in the preceding paragraph 1.a, or (ii) the conditions described in the preceding paragraph 1.b are not satisfied within the time period specified therein, then KD’s rights under this Agreement shall automatically terminate, whereupon (A) Developer shall deliver to KS, without cost or charge, copies of all material plans, specifications, permits and studies in its possession or control prepared by or for Developer with respect to Lot 4A or any part thereof, (B) Developer shall execute such documents as KS may reasonably require to terminate the Lot 4A Lease, and (C) KD shall execute such documents as KS may reasonably require to terminate KD’s rights under and with respect to the Lot 4A Lease.  All of the foregoing documents shall be in form and substance reasonably required by KS.

2.             Right to New Lot 4A Lease.  If Developer shall remain in default in performing its covenants or obligations under the Lot 4A Lease after the expiration of any applicable notice and cure period, KS agrees that following the exercise of its remedies for such default, KD shall have the right to obtain from KS a new lease (“New Lease”) of Lot 4A in accordance with the following terms and conditions.

a.             Within ninety (90) days following the occurrence of a monetary default or within one hundred eighty (180) days following the occurrence of a non-monetary default (or if the default cannot be cured without KD’s taking possession of Lot 4A, within one hundred eighty (180) days of delivery to KD of occupancy under the New Lease), KD shall have cured such default.

b.             The New Lease shall be effective as of the date of termination of the Lot 4A Lease and shall be for the remainder of the term of the Lot 4A Lease at the same rent and other charges therein provided and otherwise upon the same agreements, terms, covenants and conditions contained in the Lot 4A Lease, except that there shall be included in the New Lease a cross-default provision whereby any default under the New Lease shall constitute a default under the KD Lease and any default under the KD Lease shall constitute a default under the New Lease.

c.             As a condition to and concurrently with delivery of the New Lease, KD shall pay any and all sums which would at the time of the execution thereof be due under the Lot 4A Lease but for the termination as aforesaid, and shall pay to KS all reasonable costs and expenses, including but not limited to any insurance premiums paid or incurred by KS in order to maintain the insurance coverage required under the Lot 4A Lease, and the reasonable attorney’s fees, court costs and disbursements incurred by KS by reason of the termination of the Lot 4A Lease and/or in connection with the preparation, execution and delivery of such New Lease.

If the foregoing conditions are not satisfied and the New Lease is not executed by KS and KD within the applicable cure periods set forth above, then KD’s rights under this Agreement shall automatically terminate and KS may take possession of Lot 4A or lease Lot 4A to any third party.  Notwithstanding anything to the contrary in this Section 2, in no event shall

KD be entitled to a New Lease until KS has terminated the Lot 4A Lease in accordance with the provisions thereof.

d.             Increment 2.  If KS and Developer partially cancel and surrender the Lot 4A Lease with respect to Increment 2, in accordance with Article I, Section 3 .d of the Lot 4A Lease, and provided that KS has not exercised its termination remedies with respect to any default by Developer under the Lot 4A Lease, KD and KS shall amend the KD Lease to include Increment 2 (the “Amendment”).  KD and KS acknowledge that there has been no agreement to date between KD and KS concerning the economic terms of the Amendment.  KD and KS hereby agree that they will negotiate the terms of the Amendment in good faith.  KD and KS further agree that in arriving at the terms of the Amendment (including rent and other sums payable by the lessee thereunder), (a) the value of Increment 2 will be based on residential use under the then existing entitlements for Increment 2, and (b) the terms of the Amendment will take into account the respective contributions (past and future, monetary and non-monetary, tangible and intangible) of KS and KD in connection with the development of Lot 4A.

If KS and KD are unable to agree upon the terms of the Amendment, either party may submit the matter to arbitration in accordance with the Arbitration Rules, Procedures and Protocols of Dispute Prevention and Resolution, Inc.; provided, however, that the results of such arbitration shall not be binding on any party.

Notwithstanding any partial cancellation and surrender of the Lot 4A Lease, Developer shall have the right to enter Increment 2 during the period that KD is the lessee thereof, in order to comply with and satisfy all requirements and obligations contained in Exhibit I of the Lot 4A Lease with respect to Increment 2.

3.             Kukio Agreement.  KD, together with Developer, shall cause Kukio to execute the Kukio Agreement in accordance with the provisions of Article IV, Section 14 of the Lot 4A Lease, which are incorporated herein by reference.

4.             Priority of KD’s Retained Rights.  KD has retained certain rights (“Retained Rights”) with respect to Lot 4A under the Purchase Agreement including, without limitation, the right to receive payments in connection with any sales of Single-Family Units within Lot 4A, the right to reserve, create, obtain or use certain easements over Lot 4A, the step-in rights provided it under this Agreement, and the right to approve (a) changes by Developer in the Concept Plan, (b) construction activity by Developer on Increment 2 for the benefit of Increment 1, and (c) any assignment by Developer of its right or interest under the Purchase Agreement, in each case, as more particularly set forth above or in the Purchase Agreement.

a.             Developer and Developer’s Mortgagee agree that the interest of any permitted assignee or mortgagee of Developer, or any permitted assignee or designee of Developer’s Mortgagee, under the Lot 4A Lease, shall be subject to KD’s Retained Rights.  Developer and Developer’s Mortgagee agree that the short form memorandum of the Purchase Agreement, and the short form memorandum of this Agreement described in Section 9 below, shall be recorded prior to any documents evidencing or securing any loan made by Developer’s Mortgagee to Developer.

b.             KD agrees that the rights granted Developer’s Mortgagee and other permitted mortgagees under Article V, Section 3 of the Lot 4A Lease to cure defaults by Developer under the Lot 4A Lease, to obtain a new lease in the event the Lot 4A Lease terminates in connection with Developer’s bankruptcy and to consent to any “Lease Impairment” as such term is defined in Article V, Section 3.k. of the Lot 4A Lease, shall have priority over KD’s step-in rights under this Agreement with respect to the Lot 4A Lease, and that KS may rely on the foregoing priority in the event of any conflict between such rights.

c.             During the existence of any permitted mortgage by Developer, KS agrees that the cure periods described in Section 2 of this Agreement shall expire on the later of (i) the respective dates set forth therein or (ii) sixty (60) days after KD receives notice in writing from KS of the permitted mortgagee’s election not to cure or failure to timely cure any default by Developer.

d.             To the extent the rights are not incorporated into this Agreement, none of KD’s Retained Rights shall be enforceable against KS nor shall they affect KS’ rights under the Lot 4A Lease or this Agreement.

5.             KD’s Right to Assign the Lot 4A Lease.  Following the assignment of the Lot 4A Lease to KD pursuant to Section 1 above or the issuance of the New Lease to KD pursuant to Section 2 above, KD may assign the Lot 4A Lease and all of the rights and obligations of KD thereunder to any third party, in accordance with Article IV, Section 23.a.iii of the Lot 4A Lease without, however, any obligation to pay to KS thirty-seven and one-half percent (37½%) or any other portion of any consideration received by KD in connection with the assignment.  KD will not, without the prior written consent of KS, otherwise assign or mortgage the Lot 4A Lease, except in accordance with the provisions of the Lot 4A Lease.  Upon any permitted assignment of the Lot 4A Lease by KD under this Section, the cross-default provisions between the KD Lease and the Lot 4A Lease imposed by Sections 1.c. and 2.b. above shall no longer apply.

6.             Excavation and Grading Plan.  KD shall have the right to approve in advance any engineering and/or grading plan described in Article V, Section 5 of the Lot 4A Lease; provided, however, that any such approval shall not be unreasonably withheld or delayed; and provided, further, that KD hereby approves the grading plan attached as an exhibit to the Lot 4A Lease.  Developer shall notify KD prior to commencing excavation under Article V, Section 5 of the Lot 4A Lease and shall meet with KD to discuss the locations, sequencing and methods of excavation.

7.             Alternatives 1 and 2/Core Improvements.  KD’s approval of any election by Developer of the alternatives described in items A1 and/or A2 of the Core Improvements Executive Summary shall be required as more particularly set forth below. Developer may elect to proceed with Alternative A1 and construct, in whole or in part, the potable water system within Lot 4A and Lot 4C (as identified on that certain Subdivision Map recorded in the Bureau of Conveyances of the State of Hawaii in Liber        , Page          as Lot 4-C) only if (a) Developer is prohibited by any cause beyond its reasonable control, and after diligent efforts to resolve such prohibition, from constructing and utilizing the potable water system described in Elements 1 and 2 of the Executive Summary or sufficient water is not available in the potable water system described in such Elements 1 and 2 for the development and use of Increment 1 as generally contemplated by the Lot 4A Lease and the Concept Plan and, in each case, (b) Developer and KD reasonably agree, after good faith negotiations, upon the design, location and all other matters relating to the extraction and delivery of the potable water.  For purposes of this Section, “sufficient water” for the development and use of Increment 1 shall mean 400,000 gallons per day after treatment, to the extent such treatment is reasonably necessary. Developer may elect Alternative A2 and construct, in whole or in part, the non-potable irrigation system by placing components thereof within Lot 4A and Lot 4C, provided that the design and location of any portions of the non-potable system to be located within Lot 4C shall require the prior approval of KD, which approval will not be unreasonably withheld.

8.             KD as Additional Obligee under Bonds.  KD shall be an additional obligee under the payment and performance bonds which Developer is required to deposit with KS under Article IV, Section 15 of the Lot 4A Lease as well as under the Initial Improvements completion bond which Developer is required to deliver to KS pursuant to Article IV, Section 11.e. of the Lot 4A Lease, provided that such additional obligee coverage is commercially available.

9.             Memorandum of Agreement.  This Agreement shall not be recorded. However, a short form memorandum of this Agreement in form and substance reasonably satisfactory to the parties shall be duly executed and acknowledged in proper form and placed of record so as to give public notice as to the existence of this Agreement. All reasonable costs and fees, including attorneys’ and recordation/filing fees, incurred in connection therewith shall be paid by KD.

10.          Notices.  Any notice or demand to any party provided for or permitted by this Agreement may be given sufficiently for all purposes in writing and (a) mailed as registered or certified U.S. mail, return receipt requested, postage prepaid, addressed to such party at its post office address herein specified or the last such address designated by such party in writing to the others; or (b) delivered personally to KS or to any officer of a party which is a corporation or any general partner or member of a party which is a partnership or limited liability company, as the case may be.  Any such written notice shall be deemed conclusively to have been received at the time of such personal delivery, or at 5:00 p.m. on the third business day after being deposited with the United States mail as aforesaid, as follows:

KS:	Trustees of the Estate of Bernice Pauahi Bishop
Director, Commercial Assets Division
567 South King Street, Suite 200
Honolulu, Hawaii 96813
Attn: Mr. G. Rick Robinson

With copies to:	Trustees of the Estate of Bernice Pauahi Bishop
Legal Division
Kawaiahao Plaza, Suite 348
567 South King Street
Honolulu, Hawaii 96813
Attn: Livingston S. M. Wong, Esq.

Brooks Tom Porter & Quitiquit, LLP
Davies Pacific Center
841 Bishop Street, Suite 2125
Honolulu, Hawaii 96813
Attn: Edward R. Brooks, Esq.

Developer:		WB KD Acquisition, LLC
c/o Westbrook Partners L.L.C.
13155 Noel Road/LB 54, Suite 2400
Dallas, Texas 75240
Attn: Patrick K. Fox, Esq.

with copies to:		Westbrook Partners L.L.C.
100 California Street, Suite 750
San Francisco, California 94111
Attn: Mr. Aric Shalev

and:		Discovery Land Company
100 California Street, Suite 700
San Francisco, California 94111
Attn: Mr. Michael Meldman

and:		Discovery Land Company
100 California Street, Suite 700
San Francisco, California 94111
Attn: Mr. Ed Divita

With a copy to:		Gibson, Dunn & Crutcher LLP
333 South Grand Avenue
Los Angeles, California 90071
Attn: Jesse Sharf, Esq.

Developer’s
Mortgagee:		Farallon Enclave, LLC
c/o Farallon Capital Management, L.L.C.
One Maritime Plaza, Suite 1325
San Francisco, California 94111
	Attention:	Mr. Stephen Heath
Mr. William Lenehan

with a copy to:		Pircher, Nichols & Meeks
1925 Century Park East, Suite 1700
Los Angeles, California 90067
Attention: Real Estate Notices (SAC/JLB)

KD:	Kaupulehu Developments
1100 Alakea Street, Suite 2900
Honolulu, Hawaii 96813
Attn: Mr. Alexander C. Kinzler

With a copy to:	John Jubinsky, Esq.
235 Queen Street
7th Floor
Honolulu, Hawaii 96813

11.          Cost and Attorney’s Fees.  In the event of any action or proceeding brought by any Party hereto against the other or others based upon or arising out of any breach of the terms and conditions hereof, the prevailing party shall be entitled to recover all of its or their costs, including reasonable attorney’s fees, from the other or others, as applicable.  If any party hereto (the “First Party”) becomes involved in any action (other than condemnation action) by or against anyone not a party to this Agreement, but arising by reason of any act or omission of the other party or parties hereto, each such other party or parties causing such act or omission agrees to pay the First Party’s reasonable attorney’s fees and other costs incurred in connection with such action.

12.          Approval or Consent/Termination of Agreement.  Unless otherwise expressly provided herein, no approval or consent of any party required by any provision hereof shall be unreasonably withheld or delayed. This Agreement shall terminate upon (i) the termination of KD’s step-in rights as described in Section 1.d. above, or (ii) the termination of KD’s step-in rights as described in Section 2.c. above.  If not sooner terminated under (i) or (ii) above, this Agreement shall terminate upon the latest to occur of (x) the sale of all Single-Family Units in Increment 1 or (y) the termination of any rights of KD to negotiate with KS concerning an Increment 2 Lease under Section 2.d above.

13.          Construction, Integration and Amendment.  This Agreement has been negotiated extensively by the parties with and upon the advice of their respective counsel, all of whom have participated in the drafting hereof. Consequently, the usual rule of construction shall not be applicable, which provides that the document is to be interpreted against the interests of the party who has primarily drafted the language in an agreement. This Agreement is a complete integration of every agreement and representation made by or on behalf of the parties with respect to the matters described herein, and all prior oral and written negotiations, representations, letters, memos, drafts and agreements are merged into and superseded by this Agreement and shall be of no force or effect.  No amendment or modification of this Agreement shall be effective unless incorporated in a written instrument executed by the parties.  The parties agree to execute such other documents and instruments as may be necessary to effectuate the terms of this Agreement.

14.          Partial Invalidity.  In case any one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect which is not material to the transactions contemplated hereunder, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement, but this Agreement shall be construed as if such invalid, illegal or unenforceable provision or provisions had never been contained herein.

15.          Governing Law and Venue; Waiver of Jury Trial.  This Agreement and all of its provisions shall be governed by and construed and interpreted in accordance with the laws of the State of Hawaii, without giving effect to the conflict of laws principles thereof.  In the event of litigation, the parties hereto agree that all proceedings shall be conducted in the state or federal court in Honolulu, Hawaii.  Further, the parties waive the right to assert that such court is located in an inconvenient forum.  The parties each hereby voluntarily and knowingly waive and relinquish their right to a trial by jury in any action, proceeding or counterclaim brought by either against the other on any matter whatsoever arising out of or in any way connected with this Agreement.

16.          Counterparts.  This Agreement may be executed in two or more counterparts, and shall be deemed to have become effective when and only when one or more of such counterparts shall have been signed by or on behalf of all Parties, although it shall not be necessary that any single counterpart is signed by or on behalf of each. All such counterparts shall be deemed to constitute but one and the same instrument. Duplicated unexecuted pages of the counterparts may be discarded and the remaining pages assembled as one document.

17.          Confidentiality.  The Parties agree that none of them shall make public the terms and conditions of this Agreement, except upon request by the Internal Revenue Service, the State Attorney General, or a court appointed Master.

18.          KS Not Bound By Purchase Agreement.  Developer and KD acknowledge that KS has not been given a copy of the Purchase Agreement, and as such, Developer and KD agree that KS’ execution of this Agreement will not be construed as a joinder or consent to, or a recognition of, the Purchase Agreement or any rights of Developer or KD thereunder, and will not impose on KS, or subject KS to, any obligations or agreements that may be contained in the Purchase Agreement.

19.          Trustees Not Personally Liable; Limited Remedies Against KS.  This Agreement has been executed by the Trustees of the Estate of Bernice Pauahi Bishop in their fiduciary capacities as said Trustees, and not in their individual capacities. No personal liability or obligation under this Agreement shall be imposed or assessed against said Trustees in their individual capacities.  The liability of KS under this Agreement, and Developer’s, Developer’s Mortgagee’s, and KD’s sole recourse and remedy against KS, shall be limited to KS’ interest in the Lot 4A premises as encumbered by the Lot 4A Lease (but unencumbered by any mortgage or other monetary lien on such interest or by any other encumbrance attributable to KS’ action or inaction).  Developer, Developer’s Mortgagee and KD shall have no right to proceed against any other property of KS, or to recover any deficiency from KS or any trustee, officer, agent or employee of KS.  Notwithstanding any limitation of KD’s recourse and remedies set forth above, KD’s step-in rights with respect to the Lot 4A Lease and its right to reconveyance of Increment 2 under certain circumstances, all as more particularly set forth above, shall be enforceable by KD against Developer and KS by action for specific performance.

20.          Water.  KS shall cooperate with Developer and KD in their efforts to obtain potable and non potable water for the development of Lot 4A as described in the Lot 4A Lease, from other land in the vicinity owned by KS.  In addition and not in limitation of the foregoing, KS shall comply with the terms of that certain letter agreement attached as Exhibit A hereto.  Concurrently with the execution of this Agreement, KD and KS will execute, and KD will cause the other parties thereto to execute, that certain Exploratory Well Contribution Agreement attached hereto as Exhibit “A”.

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IN WITNESS WHEREOF the parties hereto have executed these presents the day and year first above written.

Approved as to Content, Authority,
and Compliance with KS Policy:

Director/Manager

Vice President

TRUSTEES OF THE ESTATE OF BERNICE
Approved as to Form:	PAUAHI BISHOP, as aforesaid

“KS”
Legal Group

WB KD ACQUISITION, LLC,
a Delaware limited liability company

	By:	WB Kaupulehu, LLC,
a Delaware limited liability company,
its sole member

By:
Name:
Title:

“Developer”

FARALLON ENCLAVE, LLC,
a Delaware limited liability company

	By:	FARALLON CAPITAL MANAGEMENT, L.L.C.,
a Delaware limited liability company,
Managing Member

By:
Richard B. Fried, Managing Member

“Developer’s Mortgagee”

AGREEMENT RE STEP IN RIGHTS OF
KAUPULEHU DEVELOPMENTS UNDER LOT 4A LEASE

KAUPULEHU DEVELOPMENTS

By:		BARNWELL HAWAIIAN
PROPERTIES, INC., a Delaware
corporation
Its: General Partner

By:
Alexander C. Kinzler
Its President

By:		CAMBRIDGE HAWAII LIMITED
PARTNERSHIP, a Hawaii limited
partnership,
Its: General Partner

	By:	BARNWELL KONA
CORPORATION, a Hawaii
corporation
Its: General Partner

By:
Alexander C. Kinzler
Its President

“KD”

List of Exhibit to Agreement Re Step In Rights
of Kaupulehu Developments Under Lot 4A Lease

Exhibit Number	Title of Exhibit

A	Exploratory Well Contribution Agreement